[redacted]

8-67089

07003858

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
213

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SEC FILE NUMBER
~~8-48506~~

SECURITI IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TexCo Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use* P.O. Box No.)

5208 Tennyson Parkway, Suite 140
(No. and Street)

Plano	Texas	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).**

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TexCo Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Christie M. Clark
Notary Public

CHRISTIE M. CLARK
Notary Public, State of Texas
My Commission Expires
August 06, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TexCo Securities, Inc.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
TexCo Securities, Inc.

We have audited the accompanying statement of financial condition of TexCo Securities, Inc., as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TexCo Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

TexCo Securities, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 11,222
Prepaid expenses	1,959
	$ 13,181

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 4,129
Stockholders' equity	
Capital Stock authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid in capital	153,883
Retained earnings (deficit)	(145,831)
Total stockholders' equity	9,052
	$ 13,181

The accompanying notes are an integral part of these financial statements.

TexCo Securities, Inc.

Statement of Income

For the Year Ended December 31, 2006

Revenues	
Commission Income	$ 274,671
Interest and dividend income	249
	274,920
Expenses	
Salaries and compensation	323,950
Communications	4,713
Occupancy and equipment costs	26,453
Promotional	13,124
Regulatory fees and expenses	24,686
Other expenses	10,701
	403,627
Net loss before income taxes	(128,707)
Income tax provision	-0-
Net loss	$ (128,707)

The accompanying notes are an integral part of these financial statements.

TexCo Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2005	$ 1,000	$ 27,706	$ (17,124)	$ 11,582
Net loss			(128,707)	(128,707)
Capital contributed		126,177		126,177
Balances at December 31, 2006	$ 1,000	$ 153,883	$(145,831)	$ 9,052

The accompanying notes are an integral part of these financial statements.

TexCo Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2006

Balance, at December 31, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

TexCo Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (128,707)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Increase in prepaid expenses	(1,959)
Increase in accounts payable	4,129
Net cash provided (used) by operating activities	(126,537)
Cash flows from financing activities	
Capital contributed	126,177
Net cash provided (used) by financing activities	126,177
Net decrease in cash and cash equivalents	(360)
Cash and cash equivalents at beginning of year	11,582
Cash and cash equivalents at end of year	$ 11,222

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies Followed by the Company

TexCo Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company acts as a selling agent for its parent company, Triton ("Triton") in the offering and selling of interests in oil and gas development programs. All of the Company's revenue is derived from this single activity. The Company's customers are located throughout the United States.

Revenue is recognized as follows: Prior to the funding of programs reaching certain specified minimum amounts, all proceeds from investors are retained by an escrow agent. Upon achieving minimum funding, the Company reflects commissions revenue for capital raised through that period. After meeting minimum funding requirements, the Company reflects commissions revenue for capital raised in the period received by the program sponsor.

Commissions expense is reflected when related commissions revenue is earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Certificates of deposits with original maturities of 90 days or less, and money market funds are considered to be cash equivalents for the statement of cash flows.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined

Note 2 - Net Capital Requirements, continued

under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $7,093 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .6 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The components of deferred tax assets and liabilities are as follows:

Deferred tax assets	$ 56,035
Valuation allowance	(56,035)
	$ -0-

The tax benefit from the net operating loss carryforwards of $145,545 has not been reported in these financial statement because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2005	Current Period Changes	Deferred Tax Asset December 31, 2006
Federal	$ 6,483	$ 49,552	$ 56,035
Valuation allowance	(6,483)	(49,552)	(56,035)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Deferred tax assets are related to net operating loss and non deductible charitable contribution carryforwards.

Note 4 - Income Taxes, continued

Net operating loss carryforwards expire as follows:

Year Ending December 31,	Net Operating Losses
2024	$ 50
2025	16,788
2026	128,707
	$145,545

Note 5 - Related Party Transactions/Economic Dependency

Under an exclusive marketing agreement, Triton agreed to provide the Company with general and administrative services including office space and utilities, office furniture and computers, telephone service as well as secretarial help at no cost. service, office supplies, equipment servicing and maintenance, etc. . The Company paid $47,455 to Triton for these services.

The Company received $126,177 in capital contributions from Triton during the fiscal year ended December 31, 2006

The Company and Triton are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is economically dependent on Triton.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of

December 31, 2006

Schedule I

TexCo Securities, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 9,052
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	9,052
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(1,959)
Net capital before haircuts on securities positions	7,093
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 7,093

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 4,129
Total aggregate indebtedness	$ 4,129

Schedule I (continued)

TexCo Securities, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 275
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 2,093
Excess net capital at 1000%	$ 6,680
Ratio: Aggregate indebtedness to net capital	.6 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

TexCo Securities, Inc.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2006

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
TexCo Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TexCo Securities, Inc.. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2007

END